SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9


                Solicitation/Recommendation Statement Pursuant to
                       Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                                 GIANT FOOD INC.
                            (Name of Subject Company)

                                 GIANT FOOD INC.
                      (Name of Person(s) Filing Statement)

               Class A Common Stock (Non-Voting), $1.00 par value
                         (Title of Class of Securities)

                                    374478105
                      (Cusip Number of Class of Securities)


                             David W. Rutstein, Esq.
                    Senior Vice President and General Counsel
                                 Giant Food Inc.
                                6300 Sheriff Road
                            Landover, Maryland 20785
                                 (301) 341-4100
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                             Wayne K. Johnson, Esq.
               Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007
                                 (202) 965-8100

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         This     Amendment    No.    2    amends    and     supplements     the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 29, 1998 (the "Schedule 14D-9") on behalf of Giant Food Inc., a Delaware corporation (the "Company"), relating to the tender offer by Giant Acquisition Corporation, a Delaware corporation and indirect, wholly-owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zanstaad) (the "Purchaser"), to purchase for cash all of the outstanding shares of the Company's Class A Common Stock (Non-Voting), par value $1.00 per share (the "Shares"), at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery. All capitalized terms not defined herein are used as defined in the Schedule 14D-9.


ITEM 3.  IDENTITY AND BACKGROUND.

      Item 3(b) of the Schedule 14D-9 is hereby amended by adding at the end thereof the following:

                  "Other. In October,1998, the Company entered into a Deductible
         Indemnification Agreement (the "Indemnification Agreement")with the MollyAnna Company, an indirect, wholly-owned subsidiary of the
         Purchaser ("MollyAnna"), effective as of July 18, 1998. Under the Indemnification Agreement, MollyAnna will indemnify the Company for certain sums which the Company and its affiliates become legally obligated to pay pursuant to their contractual obligations to indemnify various insurers for incurred losses, retrospective premiums, deductible losses, allocated loss adjustment expenses and unallocated claims handling fees pursuant to retrospective premium plans, deductible plans, co-insurance provisions or other similar contractual provisions. In consideration, the Company paid MollyAnna a one-time premium of $73 million. A copy of the Indemnification Agreement is attached hereto as Exhibit 14 and is incorporated herein by reference."

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is amended by adding the following:

                  On October 20, 1998, Royal Ahold issued a press release announcing the Federal Trade Commission's acceptance of the proposed divestiture settlement which will allow Royal Ahold's acquisition of the Company to be completed.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The information contained in Item 9 of the Schedule 14D-9 is hereby amended by adding the following additional Exhibit:

Exhibit 14   --   Deductible Indemnification Agreement effective as of July 18,
                  1998 by and between The MollyAnna Company and Giant Food Inc.







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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          GIANT FOOD INC.

                                          By: /s/ David W. Rutstein
                                            ----------------------------------
                                            David W. Rutstein
                                            Senior Vice President and General
                                             Counsel

Dated: October 20, 1998




























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